SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 20, 2014

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On November 20, 2014, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its cash dividend for the quarter ended September 30, 2014, and its financial results for the third quarter and nine months ended September 30, 2014. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On December 3, 2014, Navios Acquisition issued a press release announcing that its Board of Directors had authorized a share repurchase program for up to $50.0 million of Navios Acquisition’s common stock, within two years. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors, and will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

On December 18, 2014, Navios Acquisition issued a press release announcing that the Nave Sextans and the Nave Pyxis, two MR2 product tanker vessels, have each been chartered out for three years at a rate of $16,294 net per day. A copy of the press release is furnished as Exhibit 99.3 to this report and is incorporated herein by reference.

On January 8, 2015, Navios Acquisition issued a press release announcing the delivery and employment of one VLCC and one MR2 product tanker vessel and the employment of one VLCC and two product tanker vessels. The Nave Synergy, a 2010 Japanese-built VLCC of 299,973 dwt, delivered to Navios Acquisition’s owned fleet in December 2014, has been chartered out for one year at a rate of $34,125 net per day. The Nave Neutrino, another VLCC, has been chartered out for nine months at a rate based on an adjusted BITR TD3 index (currently $76,645 per day) with an option for an additional nine-month period. The Nave Sextans, an MR2 product tanker vessel of 49,999 dwt, delivered on January 8, 2015 to Navios Acquisition’s owned fleet, has been chartered out for three years at a rate of $16,294 net per day. The Nave Alderamin, an MR2 product tanker vessel, has been chartered out for two years at $15,600 net per day. The employment of Nave Capella, an MR2 product tanker vessel, has been extended for six months at an increased rate of $14,813 net per day with an option for an additional six-month period for $16,664 net per day. A copy of the press release is furnished as Exhibit 99.4 to this report and is incorporated herein by reference.

The information contained in this report, except the second and third paragraphs of Exhibit 99.1, the third paragraph of Exhibit 99.3, and the seventh paragraph of Exhibit 99.4, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Acquisition, is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: January 12, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 20, 2014

99.2	Press Release dated December 3, 2014

99.3	Press Release dated December 18, 2014

99.4	Press Release dated January 8, 2015